16 December 2008

CADBURY RECONFIRMS GUIDANCE

FOR STRONG PROFIT GROWTH IN 2008

Cadbury plc issues regular trading updates ahead of its interim and full year results. Today’s update follows the publication of the third quarter IMS on 14 October 2008 and reflects Cadbury’s year-to-date performance.

Cadbury plc today confirms that, despite weakening economic conditions in the fourth quarter, the Group as a whole has performed in line with expectations. We continue to expect strong profit growth for the year and reconfirm the revenue and margin guidance provided in July and again in October.

Our Britain, Ireland, the Middle East and Africa region has continued to grow well despite lapping a strong finish to 2007. The Europe region has sustained a steady performance despite continued difficult market conditions. In the Americas, growth has remained strong in South America while softening in North America. Emerging markets in Asia Pacific continued to perform well, offsetting expected weaker trading in Australia.

At the time of our interim results we announced an intention to review the position of our Australia Beverages business. As a result, we have decided to proceed towards a sale of this operation.  The separation of the integrated beverage and confectionery businesses in Australia is now well advanced and we will update the market on further developments in due course.

Todd Stitzer, Chief Executive of Cadbury plc, said: “I am pleased to confirm that the Group has continued to perform in line with expectations and that we expect to deliver strong profit growth for the year as a whole.  Looking forward, despite forecasting a 6-8% rise in input costs for 2009 and weakening economic conditions, we remain committed to delivering mid-teen margins by 2011 and making further progress towards that goal in 2009.”

Technical Guidance

The net impact on 2008 results from foreign exchange translation is broadly unchanged from October: assuming current rates remain unchanged for the balance of the year, exchange will increase net revenues by 9% and increase net underlying operating profit by 13%.

Restructuring costs for 2008 are expected to be around £170m, reflecting cash outflows of around £150m. Of these costs, around £130m relates to the Vision Into Action programme, £15m to Americas Beverages separation costs and £10m to acquisition integration costs.

As a result of increased volatility in financial markets which has adversely impacted the net cost of short-term debt, the Group’s revised 2008 underlying net interest charge (before any pension credit) is now expected to be between £110m and £115m.

Overall, capital expenditure for the year is expected to be around £400m, of which £340m relates to the continuing Cadbury plc and £60m reflects capital expenditures incurred by the Americas Beverages business prior to demerger in May 2008.

Our full year results for 2008 will be announced on 25 February 2009.

—Ends—

For Further Information

Cadbury plc	+44 1895 615000
http://www.cadbury.com

Capital Market Enquiries	+44 1895 615124
John Dawson
Media Enquiries
Cadbury	+44 1895 615011
Katie Bell Alex Harrison
Finsbury	+44 20 7251 3801
Rollo Head

Conference Calls for Analysts and Investors

Two conference calls hosted by Todd Stitzer, Chief Executive Officer, Cadbury, will take place today (16 December 2008) at 09:00 and then at 15:00, providing an opportunity to discuss our Trading Update.

	Teleconference	Replay
09:00 GMT (10:00 CET)
UK and Europe	+44 20 7806 1951	+44 20 7806 1970
USA	+1 718 354 1387	+1 718 354 1112
Replay Access Number:		9614103#
15:00 GMT (16:00 CET, 10:00 EST)
UK and Europe	+44 20 7138 0838	+44 20 7806 1970
USA	+1 718 354 1362	+1 718 354 1112
Replay Access Number:		2299194#

Podcasts and transcripts of the conference calls will be available afterwards at www.cadbury.com.

Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the fact that they do not relate only to historical or current facts or by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future strategies of each business and the environment in which they will operate in the future. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission posted on Cadbury plc’s website www.cadbury.com. These materials should be viewed in conjunction with our periodic half yearly and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury plc, Cadbury House, Uxbridge Business Park, Sanderson Road, Uxbridge UB8 1DH, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury plc or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Notes

About Cadbury plc
Cadbury plc is a leading global confectionery company with an outstanding portfolio of chocolate, gum and candy brands. It has number one or number two positions in over 20 of the world’s 50 largest confectionery markets. Cadbury also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back nearly 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury, Creme Egg, Flake and Green & Black’s in chocolate; Trident, Clorets, Dentyne, Hollywood, Bubbaloo and Stimorol in gum; and Halls, Cadbury Eclairs and The Natural Confectionery Company in candy.